SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-KSB  |_| Form 11-K   |_| Form 20-F  |_| Form 10-QSB
             |_|  Form N-SAR

For Period Ended:                 December 31, 2007
                 ------------------------------------------------------

|_|   Transition Report on Form 10-K      |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F      |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                     ----------------------------------------------------------


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                   SOUTH TEXAS OIL COMPANY
                        ------------------------------------------------------

Former name if applicable
                        -----------------------------------------------------

                               769 Highway 95 N
 -----------------------------------------------------------------------------
           Address of principal executive office (Street and number)

City, state and zip code                    Bastrop, TX 78602
                        -----------------------------------------------------

                                    PART II
                            RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a)    The reasons described  in  reasonable  detail  in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)    The accountant's statement or other exhibit required by Rule
12b-25(c)has been attached if applicable.


                                   PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to certain transactions and events occurring in the Registrant's third and fourth quarters, and the complexity of the review required, the Registrant is unable to file the Form 10-KSB for the fiscal year ended December 31, 2007 by March 31, 2008 without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        J. Scott Zimmerman            512                   772-2474
	------------------	  -----------	       ------------------
              (Name)              (Area Code)          (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes |_| No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            South Texas Oil Company
		  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 2008                /s/ J. Scott Zimmerman
      --------------               -----------------------
                                   Name:  J. Scott Zimmerman
                                   Title: Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).